Exhibit 99.1


           Largest Orthopedic Hospital in the Netherlands Purchases
                       FONAR Upright Multi-Position MRI

 St. Maartenskliniek Concluded That From Their "Spine Center's" Point of View, Owning FONAR's Weight-Bearing Multi-Position MRI, Once It Became Available,
                        Was Mandatory and Not Optional


MELVILLE, NY - September 13, 2006 - FONAR Corporation (NASDAQ: FONR - News), The Inventor of MR Scanning(TM), reported today that the St. Maartenskliniek, the Netherlands largest orthopedic hospital, has placed an order for the FONAR Upright(TM) Multi-Position(TM) MRI. The St. Maartenskliniek, in Nijmegen, Netherlands has over 300 beds. It also has an extensive outpatient clinic dedicated to treatment and scientific research.

   Two pictures of St. Maartenskliniek can be seen at the FONAR Web site at
                        www.fonar.com/news/091306a.htm

In reviewing the St. Maartenskliniek's reasons for purchasing the FONAR Upright(TM) Multi-Position(TM) MRI scanner, Dr. Paul Pavlov, Director of the St. Maartenskliniek and Chairman of Spine Surgery at the St. Maartenskliniek's internationally acclaimed "Spine Centre" said, "We at the St. Maartenskliniek, the biggest orthopedic hospital in the Netherlands, are very much looking forward to this new technology from FONAR, which will enable us to evaluate the spine anatomy in the fully weight-bearing state and in multiple positions. We expect these new multi-position capabilities to lead to more accurate diagnoses and better surgery outcomes for patients. Once our active research program has discovered the benefits of this new FONAR technology for patients, we intend to publish the results in a lot of peer reviewed scientific journals."

Moreover, "we concluded additionally," said Dr. Pavlov, "that once FONAR made available upright weight-bearing MRI imaging technology, owning one for the St. Maartenskliniek "Spine Center" was not optional, but mandatory. For our hospital to continue to engage in spine surgery without it, once this new technology became available, was unacceptable. Once the means were available to make sure we were getting the complete picture of the patient's spine pathology before undertaking surgery, so that we could be certain we were not performing surgery based on a wrong diagnosis and running the risk of doing the wrong surgery, we did not regard the utilization of this new technology, from our patient's perspective, as optional. It was mandatory.

The system was sold through TECSERENA, FONAR's European Sales organization based in Cologne, Germany (www.tecserena.com). "For TECSERENA the order is a major breakthrough" said Alfred Schlemmer, managing director of TECSERENA. "The visibility of the FONAR Upright technology in Europe will tremendously increase with the St. Maartenskliniek installation."

"Over 25,000 people are treated each year at the St. Maartenskliniek," said Dr. Raymond Damadian, president of FONAR. "We are looking forward with great anticipation to collaborating with the St. Maartenskliniek in the use of FONAR's new Upright(TM) MRI technology for the benefit it can bring to all orthopedic patients. The introduction by FONAR of its weight-bearing multi-position MRI product now means the availability of a new technology that has broad application in the diagnosis and treatment of orthopedic pathologies."

"The orthopedic applications of upright weight-bearing MRI are vast," continued Dr. Damadian. "The importance of weight-bearing and multi-position MRI analysis of patients with spine disorders is extensive. Spine disorders result in 916,000 spine operations each year in the U.S. and generate approximately 10,000,000 MRI examinations of the spine annually. The St. Maartenskliniek 'Spine Centre' is world renowned as a Centre of Excellence for reconstructive spinal surgery. The St. Maartenskliniek will be introducing FONAR's new weight-bearing technology for the benefit of their spine patients, but their intended uses of FONAR's new technology are not limited to the spine. The St. Maartenskliniek's planned uses of FONAR's new technology extend well beyond the spine to all orthopedic applications where weight-bearing and multi-position are key factors, e.g. knee surgery, hip replacement, reconstructive foot surgery, artificial joints, acute orthopedic injuries."

"We are particularly looking forward to collaborating with the St. Maartenskliniek's world-renowned scientific research teams in pioneering the multiple applications of FONAR's new technology in the numerous disciplines of orthopedics where we believe FONAR's newly available weight-bearing MRI technology has a key role to play in the achieving more accurate diagnoses and improved surgical results," said Dr. Damadian. "We are delighted to be partnering with the St. Maartenskliniek as they blaze the multi-position weight-bearing imaging trail on the orthopedics frontier."

"We believe that the FONAR Upright(TM) Multi-Position(TM) MRI, by its ability for the patient to walk in and be immediately scanned sitting or standing as opposed to laying down in a conventional MRI, has another valuable role to play. The FONAR Upright(TM) MRI is the ideal scanner for the hospital emergency room where acute injuries and acute illnesses must be diagnosed quickly. The St. Maartenskliniek has earned distinction for their Urgent Orthopedic Assistance Service where acute musculoskeletal injuries are diagnosed and treated. The development of customized imaging protocols for the rapid diagnosis of the acute patient (orthopedic as well as non-orthopedic) that can provide rapid MRI diagnosis and rapid MRI assessment of the adequacy of treatment in the hospital emergency room, promises to provide a major advance in acute medicine that can be life-saving, and minimize the complications that turn into permanent disabilities. Rapid emergency room MRI imaging can be expected to advance the art of acute medicine on both of these fronts, from the availability of more rapid and more accurate diagnoses and from the more precise (image verified) treatments that result. We expect to be working with the St. Maartenskliniek in the development of new urgent orthopedic MRI imaging techniques for use in the St. Maartenskliniek's Urgent Orthopedic Assistance Service that can bring the benefits of this new technology to the acutely injured patient," said Dr. Damadian.

"Finally, the St. Maartenskliniek is distinguished for its artificial joints program," said Dr. Damadian. "Here again we expect to work with the St. Maartenskliniek to make weight-bearing multi-position MRI image analysis an integral part of reconstructive artificial joint surgery, as well as an integral part of the post-surgical analysis of artificial joint performance. The FONAR Upright(TM) Multi-Position(TM) MRI is also uniquely suited for the multi-position analysis of the non-weight-bearing joints (e.g. shoulder, wrist, elbow) since these joints are difficult to multi-position in the confined spaces of the cylindrical tubes of conventional MRIs."

About FONAR

FONAR{reg-trade-mark} was incorporated in 1978, making it the first, oldest and most experienced MRI manufacturer in the industry. FONAR introduced the world's first commercial MRI in 1980, and went public in 1981. Since its inception, FONAR has installed hundreds of MRI scanners worldwide. Their stellar product line includes the FONAR UPRIGHT(TM) MULTI-POSITION(TM) MRI (also known as the Stand-Up(TM) MRI), the only whole-body MRI that performs Multi-Position(TM) imaging (mpMRI(TM) and scans patients in numerous weight-bearing positions, i.e. standing, sitting, in flexion and extension, as well as the conventional lie-down position. The FONAR UPRIGHT(TM) MULTI-POSITION(TM) MRI often sees the patient's problem that other scanners cannot because they are lie-down only. With nearly one half million patients scanned, the patient-friendly FONAR UPRIGHT(TM) MULTI-POSITION(TM) MRI has a near zero claustrophobic rejection rate by patients. A radiologist said, "FONAR UPRIGHT(TM) MRI - No More Claustrophobia - The Tunnel Is Gone." As another FONAR customer states, "If the patient is claustrophobic in this scanner, they'll be claustrophobic in my parking lot." Approximately 85% of patients are scanned sitting while they watch a 42" flat screen TV. FONAR's latest MRI scanner is the FONAR 360(TM), a room-size recumbent scanner that optimizes openness while facilitating physician access to the patient. FONAR is headquartered on Long Island, New York, and has approximately 400 employees.

The Inventor of MR Scanning(TM), True Flow(TM) MRI, Stand-Up(TM) MRI, FONAR UPRIGHT(TM) MRI, Position(TM) MRI, PMRI(TM) and The Proof is in the Picture(TM) are trademarks of FONAR{reg-trade-mark} Corporation.

Be sure to visit FONAR's Web site for Company product and investor information:
                                 www.fonar.com

This release may include forward-looking statements from the company that may or may not materialize. Additional information on factors that could potentially affect the company's financial results may be found in the company filings with the Securities and Exchange Commission.

MULTIMEDIA AVAILABLE: http://www.businesswire.com/cgi-bin/mmg.cgi?eid=5226599

 Top: An Aerial Photo of St. Maartenskliniek Nijmegen, Netherlands where FONAR's Upright Multi-Position MRI will be installed. Bottom: A Sculpture at the Main Entrance of St. Maartenskliniek (Photo: Business Wire). View Multimedia Gallery

Contact:
FONAR Corporation
Daniel Culver, 631-694-2929
Fax: 631-390-1709
http://www.fonar.com
invest@fonar.com
    or
Darrow Associates, Inc.
Jordan M. Darrow, 631-367-1866
Fax: 631-614-3612
jdarrow@optonline.net